[redacted]

13013357

*AB 3/7

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50764 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Fifth Avenue 10th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kikis 212 231 4100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





SM
3/11/13

## OATH OR AFFIRMATION

I, Thomas Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNERYS BETANCES
Notary Public, State of New York
No. 01BE6027452
Qualified in Queens County
Commission Expires July 6, 2015

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# ARCADIA SECURITIES, LLC

## FINANCIAL STATEMENT

## DECEMBER 31, 2012

# ARCADIA SECURITIES, LLC

## CONTENTS

EDWARD RICHARDSON, JR., C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

248/559-4514
(Fax) 248/559-0015

**INDEPENDENT AUDITOR'S REPORT**



To The Members of Arcadia Securities, LLC
720 Fifth Avenue
10th Floor
New York, NY 10019

**Report on the Financial Statements**

I have audited the accompanying statement of Financial Condition of Arcadia Securities, LLC, as of December 31, 2012, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States o America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the audit considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion. An audit also include evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

# ARCADIA SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2012 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 23,287 |
| Deposit with clearing broker | 100,000 |
| Receivable from clearing broker | 279,077 |
| Securities owned, at fair value | 775,744 |
| Prepaid expenses and other | 35,783 |
| Prepaid unincorporated business taxes | 24,180 |
| Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $184,122) | 30,338 |
| Total assets | $ 1,268,409 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 181,593 |
| Commitments and contingencies | |
| Members' equity | 1,086,816 |
| Total liabilities and members' equity | $ 1,268,409 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

*Nature of Operations*

Arcadia Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, sales of private placement interests and other consulting services.

The Company has an agreement with its clearing broker to clear securities transactions, carry customer accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

*Use of Estimates*

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

*Cash Equivalents*

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company considers its investment in a money market fund to be cash equivalents.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash which at times may be in excess of the FDIC insurance limit.

*Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Investment Banking and Fee Income*

Investment banking and fee income includes fees earned from providing merger-and-acquisition, financial restructuring advisory services, and private placements. Such fees are recognized when the services are complete, revenues are earned and collection is determined as reasonably assured.

*Securities Owned*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities are recorded at fair value.

**1. Nature of Operations and Summary of Significant Accounting Policies (Continued)**

*Furniture, Equipment and Leasehold Improvements*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is computed on a straight-line basis over the estimated useful lives (5-6 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

*Fair Value - Definition and Hierarchy*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Fair Value - Definition and Hierarchy (Continued)*

Common Stocks

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Option Contracts

Options which are listed on major securities exchanges are valued at their last reported sales price as of the valuation date or based on the midpoint of the bid-ask spread at the close of business. Depending on the frequency of trading, listed options are generally classified in Level 1 or 2 of the fair value hierarchy.

*Income Taxes and Deferred Taxes*

The Company files its tax return as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences arise. The differences are primarily due to the use of the cash method of accounting for income tax reporting. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2012.

## 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

*Deposit with Clearing Broker*

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. As of December 31, 2012, this amount was $100,000.

*Receivable from Clearing Broker*

The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, no allowance has been established as of December 31, 2012. As of December 31, 2012, the amortization due from the broker was $279,077.

## 2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** (at fair value) | | | | |
| **Securities owned** | | | | |
| Common stock | $ 270,897 | $ - | $ - | $ 270,897 |
| Fixed income | 137,500 | - | - | 137,500 |
| Mutual funds | 367,347 | - | - | 367,347 |
| | $ 775,744 | $ - | $ - | $ 775,744 |

## 3. Options

The Company is subject to equity risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. In these instances, the Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

**4. Furniture, Equipment and Leasehold Improvements**

At December 31, 2012, the furniture, equipment and leasehold improvements consist of the following:

| | |
|---|---|
| Computer equipment | $ 114,523 |
| Furniture and fixtures | 57,126 |
| Leasehold improvements | 42,811 |
| | 214,460 |
| Less accumulated depreciation and amortization | (184,122) |
| | $ 30,338 |

Depreciation and amortization expense for the year ended December 31, 2012 was $18,545.

**5. Net Operating Loss**

At December 31, 2012, the Company had accumulated net operating loss carrryforwards for New York City unincorporated business tax purposes of approximately $61,000 which are available to offset future taxable income through 2021 to be reported on the Company's tax returns.

**6. Related Party Transactions**

At December 31, 2012, the Company provides support and administrative services to an affiliate of the Company. For the year ended December 31, 2012, the Company earned $12,000 for these services, which is included in other income in the accompanying statement of operations.

**7. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital at an amount equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company had net capital of $911,034, which was $811,034 in excess of its required minimum net capital of $100,000. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .20 to 1.

**8. Off-Balance-Sheet Risks**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company. The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivable from clearing broker, prepaids, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value, due to the short term nature of the instruments.

## 9. Occupancy Costs and Rental Income

The Company leases its office space under an operating lease for a term of five years which expired on April 30, 2017. The lease contained escalation provisions for increases in operating expenses and real estate taxes. For the year ended December 31, 2012, operating costs including utilities aggregated $364,285.

Future minimum lease payments are as follows:

| For the Year Ending December 31,: | Amount |
|---|---|
| 2013 | $ 292,740 |
| 2014 | 429,828 |
| 2015 | 441,252 |
| 2016 | 446,964 |
| 2017 | 148,988 |
| | $ 1,759,772 |

For the year ended December 31, 2012, occupancy costs including utilities net of rental income (See Note 10), aggregated $219,535, net of rental income of $144,750.

## 10. Commitments and Contingencies

*Indemnifications*

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

*Litigation*

In the normal course of business activities, the Company is subject to inquiries and other various legal actions. These matters could result in legal settlements. It is management's belief after consultation with counsel that the outcome of any resulting actions will not be material, and will not have a material adverse effect on the financial position of the Company.

## 11. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.